                                                                       Exhibit 2

                         BOLERO INVESTMENT GROUP, L.P.
                         -----------------------------

PO DRAWER 5208                                        1101 EAST BALBOA BLVD.
HILTON HEAD ISLAND, SC  29938                   NEWPORT BEACH, CA 92661-1313
(803) 785-7730                                                (714) 675-3850
(803) 686-2659 (FAX)                                    (714) 673-0434 (FAX)


December 19, 1996

Ms. Karen Hendricks
Chief Executive Officer & President
Baldwin Piano & Organ Co.
422 Wards Corner
Loveland, OH  45140-8390

RE:  September 13th Bolero Proposal

Dear Ms. Hendricks:

As you may recall, on September 13, 1996, I sent you a letter requesting that the Board of Directors of Baldwin Piano & Organ Co. voluntarily employ a nationally recognized investment banker to explore a possible sale, merger, or business combination as alternatives to enhancing the company's value. In the event that the Board refused to honor my request, I requested that the proposal set forth below be included in the proxy materials for the company's 1997 Annual Meeting. As of this date, I have not received the courtesy of a response. As the company apparently continues to be unable to stem the current trend of low stock price, flat sales and flat earnings, I respectfully repeat and confirm my request that the following proposal be included in the proxy materials for the company's 1997 Annual Meeting:

          Resolved that the shareholders of the company deem it desirable and in their best interest that the Board of Directors immediately engage the services of a nationally recognized investment banker to explore all alternatives to enhance shareholder values, including a possible sale, merger, or other business combination involving the company.



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          SUPPORTING STATEMENT:

          Proponent believes that the company is facing a variety of challenges and opportunities that management has not addressed. The company's tradenames - Baldwin, Wurlitzer and Chickering - have worldwide name recognition, and the company is a premier producer of mid-priced pianos and organs. As the sole piano maker in America, Baldwin faces mostly foreign competition in an era where there is a movement in this country to "buy American." The finance company of Baldwin has been in existence for a century, and provides growth opportunities as an independent entity and as a sales tool for the company. The digital piano division continues to expand while the church organ unit has increased its market share, and the circuit board division has demonstrated its potential for growth since its inception.

          Despite all of these and other intrinsic strengths and opportunities, proponent believes that the company's stock has underperformed, and that the current, laggard stock price does not reflect the company's true value. Proponent also believes that there is an unacceptably low level of investment community interest in the stock, which has resulted in a lack of liquidity for the shareholders. Proponent believes that management has not addressed many of the fundamental issues that face the company, and has failed to take advantage of the opportunities, which is due in part to the lack of depth of management.

          The Board of Directors should take immediate action to engage the services of an investment banker to explore all alternative to enhance the value of the company, including a possible sale, merger, or other business combination of the company as a way of maximizing shareholder value. Proponent believes that this action would be in accordance with the fiduciary obligations of the Board of Directors.

          The Board of Directors must understand that the shareholders' interests would now be best served by prompt, diligent, and good faith implementation of the above resolution. Retaining an investment banking firm to assist the Board and management in fulfilling their duties to enhance shareholder value would require little, if any, cost outlay by the company. This would be a positive means to enable the company to realize its potential, and a productive way to yield the kind of returns which we as shareholders deserve.

          Shareholders are urged to vote "FOR" the proposal.

As general partner of Bolero Investment, I currently am the beneficial owner of 245,060 shares of Baldwin Common Stock. Of these shares, I acquired beneficial ownership of 102,500 shares (which represent more than $1,000 in market value of Baldwin Common Stock) more than a year ago. I intend to continue to own such shares through the date on




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which the 1997 Annual Meeting of Shareholders of Baldwin is held.  I am not the record of any shares at this time. For information concerning my stock ownership as of September 13, 1996, please see my letter to you of that date.

The Schedule 13D filed by Bolero, FHI and me with the Securities and Exchange Commission on July 18, 1996, and amendments thereto have or will set forth transactions pursuant to which I acquired beneficial ownership of certain Baldwin shares. In addition, I have listed below the date of acquisition of the other Baldwin shares that I beneficially own.


          Date of Acquisition by Kenneth Pavia      Number of Shares
          ------------------------------------      ----------------
          August 2, 1994                                      10,000


          Date of Acquisition by FHI, Inc.          Number of Shares
          ------------------------------------      ----------------
          August 12, 1994                                     32,000
          August 12, 1994                                      9,000
          August 16, 1994                                     15,000
          February 28, 1995                                    1,000
          September 18, 1995                                   2,000
          September 27, 1995                                   1,000
          April 1, 1996                                        2,000


          Date of Acquisition by
          Balboa Investment Group L.P.              Number of Shares
          -----------------------------------       ----------------
          August 12, 1994                                      8,500
          August 16, 1994                                     15,000
          December 20, 1994                                    5,000
          July 11, 1995                                        1,000
          September 18, 1995                                   2,000
          December 15, 1995                                    1,000
          March 21, 1996                                       1,600
          April 25, 1996                                       2,000
          April 30, 1996                                       2,000


Thank you for your prompt attention to this matter.

Sincerely,

/s/ Kenneth W. Pavia

Kenneth W. Pavia, G.P.